Commission File Number: 1-6686

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q
☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2005

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant           The Interpublic Group of Companies, Inc.

Former name if applicable       N/A

Address of principal executive office (Street and number)   1114 Avenue of the Americas

City, state and zip code           New York, New York 10036

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒

(a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)     The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Interpublic Group of Companies, Inc. (the “Company”) is unable to file its annual report on Form 10-K for the fiscal year ended December 31, 2005 (the “2005 Annual Report”) within the prescribed time period. As a result of the previously disclosed material weaknesses in the Company’s internal control over financial reporting, the Company requires additional time to complete the procedures necessary to finalize its accounting for previously disclosed issues, primarily related to liabilities arising from vendor discounts and credits. For a discussion of the Company’s material weaknesses in its internal control over financial reporting and the Company’s accounting for liabilities recognized in connection with vendor discounts and credits, see, respectively, Management’s Assessment on Internal Control over Financial Reporting and

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Note 2 to the financial statements, each included in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2004, as amended, filed with the Securities and Exchange Commission on October 17, 2005. The Company has announced that it plans to file its 2005 Annual Report on March 22, 2006.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Nicholas J. Camera, Senior Vice President, General Counsel and Secretary	(212)	704-1200
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

While the Company anticipates that there will be changes in its results of operations for the quarter and year ended December 31, 2005, due to the factors discussed above, it is unable at this time to present a reasonable estimate of those results.

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Cautionary Statement

This Form 12b-25 contains forward-looking statements. Statements in this Form 12b-25 that are not historical facts, including statements about management’s beliefs and expectations, constitute forward-looking statements. These statements are based on current plans, estimates and projections, and are subject to change based on a number of factors, including those outlined in our 2004 Annual Report on Form 10-K, as amended, under Item 1, Business—Risk Factors. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, the following:

•	risks arising from material weaknesses in our internal control over financial reporting, including material weaknesses in our control environment;
•	potential adverse effects to our financial condition, results of operations or prospects as a result of our restatement of prior period financial statements;
•	our ability to satisfy covenants under our credit facilities;
•	our ability to satisfy certain reporting covenants under our indentures;
•	our ability to attract new clients and retain existing clients;
•	our ability to retain and attract key employees;
•	potential adverse effects if we are required to recognize additional impairment charges or other adverse accounting-related developments;
•	potential adverse developments in connection with the ongoing Securities and Exchange Commission investigation;
•	potential downgrades in the credit ratings of our securities;
•	risks associated with the effects of global, national and regional economic and political conditions, including with respect to fluctuations in interest rates and currency exchange rates; and
•	developments from changes in the regulatory and legal environment for advertising and marketing and communications services companies around the world.

Investors should carefully consider these factors and the additional risk factors outlined in more detail in our 2004 Annual Report on Form 10-K, as amended, under Item 1, Business—Risk Factors.

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The Interpublic Group of Companies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2006	By: /s/ Nicholas J. Camera
Nicholas J. Camera Senior Vice President, General Counsel and Secretary

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